Exhibit 99.1

BROOKFIELD PROPERTY PARTNERS ACKNOWLEDGES BROOKFIELD ASSET MANAGEMENT’S PRIVATIZATION PROPOSAL AND ESTABLISHES A COMMITTEE OF INDEPENDENT DIRECTORS

All dollar references are in U.S. dollars, unless noted otherwise.

BROOKFIELD NEWS, January 4, 2021 – Brookfield Property Partners L.P. (“BPY” or the “Company”) (NASDAQ: BPY; TSX: BPY.UN) and Brookfield Property REIT Inc. (“BPYU”) (NASDAQ: BPYU) today jointly acknowledge receipt of a non-binding proposal from Brookfield Asset Management Inc. (“Brookfield”) (NYSE: BAM; TSX: BAM.A) that Brookfield announced by press release issued earlier today outlining its proposal to acquire 100% of the limited partnership units of BPY that it does not already own (“Units”) (approximately 357.6 million Units) for a price of $16.50 per Unit, or $5.9 billion in total value (based on the closing price of the class A limited voting shares of Brookfield (“Brookfield Shares”) on the NYSE and TSX on December 31, 2020).

As outlined in Brookfield’s press release, the proposal provides that each unitholder can elect to receive consideration per Unit of a combination of (i) 0.4 Brookfield Shares, (ii) $16.50 in cash, and/or (iii) 0.66 BPY Class A Cumulative Redeemable Perpetual Preferred Units with a liquidation preference of $25.00 per Unit (“BPY Prefs”), subject in each case to pro-ration based on a maximum of 59.5 million Brookfield Shares (42% of the total value of Units), maximum cash consideration of $2.95 billion (50% of the total value of Units), and a maximum value of $500 million in BPY Prefs (8% of the total value of the Units). If unitholders collectively elect to receive in excess of $500 million in BPY Prefs, the amount of BPY Prefs can increase to a maximum of $1 billion, offset against the maximum amount of Brookfield Shares. The maximum amount of cash consideration would not be affected.

As outlined in Brookfield’s press release, Brookfield is not proposing to acquire other securities of BPY and its subsidiaries, including existing preferred units of BPY and preferred shares of wholly owned subsidiary Brookfield Office Properties Inc., which are expected to remain outstanding. However, it is expected that holders of the Class A Stock, par value $0.01 per share, of BPYU would receive the same per share consideration as BPY unitholders under the proposal upon exchange of their shares into BPY units. It is also expected that the BPYU 6.375% Series A Cumulative Redeemable Preferred Stock would be redeemed at its par value of $25.00 per share in connection with the proposed transaction.

The board of directors of the general partner of BPY has established a committee of independent directors to review and consider the proposal. BPY unitholders and BPYU shareholders do not need to take any action with respect to the proposal at this time.

***

About Brookfield Property Partners

Brookfield Property Partners, through Brookfield Property Partners L.P. and its subsidiary Brookfield Property REIT Inc., is one of the world’s premier real estate companies, with approximately $88 billion in total assets. We own and operate iconic properties in the world’s major markets, and our global portfolio includes office, retail, multifamily, logistics, hospitality, self-storage, triple net lease, manufactured housing and student housing

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management Inc., a leading global alternative asset manager with approximately $575 billion in assets under management. More information is available at www.brookfield.com.

Brookfield Property Partners L.P. is listed on the Nasdaq Stock Market and the Toronto Stock Exchange. Brookfield Property REIT Inc. is listed on the Nasdaq Stock Market. Further information is available at bpy.brookfield.com.

Contact:

Matt Cherry

Senior Vice President, Investor Relations

Tel: 212-417-7488

Email: matthew.cherry@brookfield.com

Forward-Looking Statements

This communication contains “forward-looking information” within the meaning of applicable securities laws and regulations. Forward looking statements include statements that are predictive in nature or depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business, including as a result of the recent global economic shutdown; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes, hurricanes or pandemics/epidemics; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States. In addition, our future results may be impacted by risks associated with the global economic shutdown caused by a novel strain of coronavirus, COVID-19, and the related global reduction in commerce and travel and substantial volatility in stock markets worldwide, which may result in a decrease of cash flows and impairment losses and/or revaluations on our investments and real estate properties, and we may be unable to achieve our expected returns.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.